FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated March 9, 2017

TRANSLATION
Autonomous City of Buenos Aires, March 9, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Supply Agreement with Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielo del Sur

Dear Sirs:

Pursuant to the provisions of Article 73 of Law No. 26,831, please be advised that the report of the Audit Committee is available to shareholders at the registered office of YPF S.A. (the "Company"), located at Macacha Güemes 515 in the Autonomous City of Buenos Aires, in which it has issued its opinion in accordance with the standard set forth in the aviation fuel supply agreement with Aerolíneas Argentinas S.A. and Austral Líneas Áereas Cielo del Sur S.A., taking into account that the terms and conditions thereof are in accordance with normal and usual market standards for agreements issued for similar operations between independent parties.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 15, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer